Filed by Globe Specialty Metals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Globe Specialty Metals, Inc.

Filer’s SEC File No.: 001-34420

Date: September 4, 2015

EXPLANATORY NOTE: This filing pursuant to Rule 425 under the Securities Act of 1933 contains an updated slide show presentation, which supersedes the original slide show presentation that was filed with the Securities and Exchange Commission on September 2, 2015.

Globe Specialty Metals & Grupo FerroAtlántica

GSM Today and Our Transformational Next Step

Disclaimer and Forward Looking Statements

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe's, Grupo Villar Mir's, FerroAtlántica's and VeloNewco's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict(s)," "will," "expect(s)," "estimate(s)," "project(s)," "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco's ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval; regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco's ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe's and FerroAtlántica's operations and that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco's ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco's ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe's, FerroAtlántica's or VeloNewco's manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; ability to manage foreign operations; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties' operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe's filings with the Securities and Exchange Commission ("SEC"), including Globe's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form F-4 filed by VeloNewco. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and the parties undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco. In connection with the proposed transaction, VeloNewco has filed with the SEC a registration statement on Form F-4, which includes a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read the definitive proxy statement/prospectus, which was filed with the SEC by Globe on August 12, 2015, as supplemented on August 26, 2015, and as it may be further supplemented, together with all other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC's website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 3100, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by Grupo Villar Mir, FerroAtlantica or VeloNewco).

Participants in Solicitation

Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe's directors and executive officers is set forth in the definitive proxy statement filed in connection with Globe's 2014 annual meeting of shareholders, which was filed with the SEC on October 27, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction, which was filed with the SEC on August 12, 2015. These documents may be obtained free of charge from the SEC's website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

GLOBE SPECIALTY METALS GRUPO FerroAtlántica

1

I. GSM: Today (Pre?Combination)

GSM’s Core Business Principles

Grow through value enhancing acquisitions with well?defined investment criteria

Maintain our industry leading cost structure to ensure profitability through cycles

Ensure a well?defined business model and strategic purpose that is easily communicated to investors

Focus on profitability through asset concentration in products with attractive, fast growing end markets

Maintain a strong, flexible balance sheet — designed for growth

Focuson maximizing shareholder returns through revenue and earnings growth, dividend growth and timely share repurchases

3

GSM Today: A Leading North American Producer of Silicon Metal and Silicon Alloys

A world leader in silicon metal and silicon alloys production

- Serving key customers in the specialty chemical, aluminum, solar, steel and ductile iron foundry industries
- Diversified production base with 11 facilities and three mines in six countries – U.S., Canada, Argentina, Poland, China and South Africa
- 22 furnaces with installed power of 518 MW and capabilities to produce more than 350,000[1] tons/year of silicon metal and silicon alloys
- Mining locations in U.S. and Canada

Key Financials:
LTM 6/30/2015 Revenue of $801mm and LTM 6/30/2015 EBITDA of $143mm

Current Headquarters:
Miami, Florida, United States

Revenue by Product[2]



Other
11 %
Silicon-based
Alloys
33 %
Silicon Metal
56 %

Revenue by Geography[2]



Latin
America
3 %
Europe
4 %
Asia
1 %
North
America
91 %

GLOBE SPECIALTY METALS | GRUPO FerroAtlántica

Source: GSM management.
[1] Includes tonnage from joint venture with Dow Corning
[2] For the fiscal year ended June 30, 2015.

4

A Strong History of Growth through Acquisition and Optimization of the Portfolio


2004
Alan Kestenbaum acquired GMI in 2004, including Selma, AL, Niagara, NY, and Beverly, OH facilities
2005
Acquisiton of Alloy, WV, Alabama Sand & Gravel, AL, and Alloy Power
2005
Divestiture of Alloy Power
2006
Acquisiton of Mendoza and San Luis, Argentina
2007
Acquisiton of Camargo, Brazil
2008
Acquisiton of Yonvey, China
2009
Listing of Globe Specialty Metals on NASDAQ
2009
Divestiture of Camargo and 49% of Alloy
2010
Acquisiton of Core Metals, AL and MPM, IN
2011
Acquisiton of Alden, KY
2012
Acquisiton of Becancour, Canada
2014
Acquisiton of Siltech, South Africa
Announced Business Combination with Ferro-Atlántica
$ 0.7
$ 1.0
$ 1.4
$ 1.0 ¹
$ 2.8
2004
2009
2011
2013
2015
Market Capitalization (US$bn)
GSM Today²
Pro Forma Combined³

	2009	2011	2013	GSM Today[2]	Pro Forma Combined[3]
CY Revenue (US$mm)	$ 372	$ 674	$ 755	$ 801	$ 2,247
CY Adjusted EBITDA (US$mm)	$ 48	$ 135	$ 105	$ 143	$ 349

Estimated Total Replacement Cost	$2,300

Acquisition Price	$404
Divestiture Price	(295)
Total Net Investment:	109

		Multiple of Net Investment
Total Replacement Cost less Divestitures	$2,000	18.3x
Total Enterprise Value Today (GSM)	$1,075	9.9x

[1] As of August 31, 2015.
[2] LTM as of June 30, 2015.
[3] Pro forma combined revenue and Adjusted EBITDA; LTM 3/31/15 stats for FerroAtlantica

Note: Management estimates using replacement value of $90M for a standard sized furnace, including related infrastructure costs

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

5

GSM Maintains a Key Advantage in the Global Silicon Metals Landscape: Vertical Integration


Mining Operations
• Alabama
• Quebec
• Alden (Kentucky, Tennessee)
Quartz
Specialty Coal
Woodchip
• Multiple facilities
6+ Tons of Raw Materials
(45% of Costs)
Power
(25% of Costs)
1 Ton of Silicon

- Raw materials an important differentiator — GSM is vertically integrated
- Maintain our industry leading cost structure to ensure profitability through cycles
- Just-in-time delivery of raw materials keeps working capital low; close proximity to plants
- U.S. Energy revolution to reduce energy costs

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
6

II. Combination with FerroAtlantica —The Transformational Next Step

Grupo Villar Mir

Overview

- Grupo Villar Mir, SAU is one of the largest privately-owned European industrial groups
  - Founded in 1987 by Juan Miguel Villar Mir
  - 100% owned through direct and indirect participations by the Villar Mir Family



GRUPO Villar Mir

JUAN MIGUEL
Villar Mir

"Grupo Villar Mir has a successful track record of supporting great businesses and we look forward to our role as a long-term, value-driven shareholder in the combined company [GFAT + GSM]."

\- Juan Miguel Villar Mir
GFAT & GSM Merger Announcement
23-Feb-2015

Group Businesses

GRUPO FerroAtlántica

- Acquired in 1992, FerroAtlántica
- 100% owned by Grupo Villar Mir
- Leading global producer of silicon metal and ferroalloys
- Operates two divisions: (i) electrometallurgy and (ii) energy, which includes the hydroelectric plants; has mining locations in Spain, Venezuela and South Africa
- 15 plants in 5 countries (5 in Spain, 6 in France, 2 in South Africa, 1 in Venezuela and 1 in China) and 210MW of hydropower plants in Spain and France

OHL

- The OHL Group is a concession and construction international group with presence in 30 countries across five continents
- OHL gets the name after the merger of three different companies; Obrascon, Huarte and Lain
- The Group is currently composed of five divisions: infrastructure concessions, construction, industrial construction, services and development
- Although most of the revenues still come from construction, most of the EBITDA of OHL Group comes from the infrastructure concession business abertis

- World leader in Toll Roads with 28 concessions 7,500 km under management
- 18.9% owned by Grupo Villar Mir
- The World's most diversified operator with presence in 12 countries and 60% of EBITDA generated outside of Spain
- European leader in Telecom Infrastructure, broadcast and Cell Phone Towers, and controlling Shareholder in Hispasat

GrupoFertiberia

- Acquired in 1995, Fertiberia is the leading fertilizer producer in the European Union and the Mediterranean basin, and one of the main operators in the ammonia and derivatives market
  - 99.8% owned by Grupo Villar Mir
  - 10 plants in three countries (5 in Spain, 2 in Algeria and 3 in Portugal)

VM energía

- VM Energia is electricity and gas trading company that supplies 4,600 Million KWh to 26,827 sites and represents 1,953 MW of renewable energy
- Manages the production of GFAT
- Leader managing the Interconnection between Spain and France

Colonial

- Acquired in 2014, is the leading property company of the Euro zone prime office rental sector
- 24.4% owned by Grupo Villar Mir
- 51 operative rental assets located in Spain(32 assets) and Paris (through its 53.1% stake in SFL 19 assets) with total surface above ground: 725,341 sqm

TORRE Espacio / CMC canalejas / 57

- Old War Office (London, UK) to accommodate a five-star hotel and exclusive annexed apartments at the former headquarters of Sir Winston Churchill
- Canalejas Project (Madrid, Spain) is a high-quality mixed-use development, covering seven historic buildings in Madrid's city center
- Torre Espacio (Madrid, Spain) 235 m building, where the headquarters of the Group and main companies are located.

Espacio

- Leading high quality Real Estate developers in Spain

GLOBE SPECIALTY METALS   GRUPO FerroAtlántica   8

FerroAtlántica Today: A Leading International Producer of Silicon Metal, Silicon-based Alloys and Manganese Alloys

A leading global producer of silicon metal, silicon-based alloys and manganese alloys

A leading independent Spanish producer of hydroelectric energy

Two major business lines:

Electrometallurgy

- 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1)
- 46 furnaces with installed power of 1,024 MW; produces more than 1mm tons/year of ferroalloys
- Mining locations in Spain, France, Venezuela and South Africa
- Additional solar silicon metal production capabilities

Energy

- 14 total hydroelectric plants: Spain (12) and France (2)
- Total installed capacity of 210 MW; average annual production of 650mm KWh

Key Financials:

LTM 3/31/15	€mm	$mm[1]
Revenue	1,144	1,447
EBITDA	163	206

Ownership:
Currently 100% owned by Grupo Villar Mir, one of Spain's largest private companies

Current Headquarters:
Madrid, Spain

Revenue by Product



CaSi 1%
Microsilica 2%
Other 8%
Energy 5%
Silicon Metal 35%
Foundry 6%
Ferrosilicon 20%
Manganese Alloys 23%

Revenue by Geography



Spain - Electrometallurgy 18%
RoW 19%
Spain - Energy 5%
South Korea 1%
Rest of EU 17%
Germany 14%
Italy 3%
US 10%
South Africa 4%
France 4%
UK 5%

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

Source: FerroAtlántica management information and financial reports.

[1] Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

9

Combination Creates a New International Leader in Silicon and Specialty Metals

A compelling value proposition for GSM shareholders

vertically integrated business model, bolstered by new energy platform

5	Strong Financial Position 3 Significant Value Creation

Strong balance sheet and cash flow to • Substantial operating and financial support continued growth and synergies innovation, driving future shareholder 4 Growing Demand

Transaction expected to be accretive to returns GSM EPS in year one Auto, solar, consumer products (silicones), construction and energy

1,2 A Combination of Industry Leaders

Highly Complementary Business Profile, Management Style and Growth Strategy

Built and run by entrepreneurs

Focus on vertical integration

Long history of disciplined acquisitions

Advantaged cost structure and successful integrations

Emphasis on balance sheet strength

Low?cost producer

Pro?forma combined revenues of ~$2.2 billion and pro?forma EBITDA of ~$350 million

Pro Forma Revenue Pro Forma Silicon Revenue NewCo by Geography 1 by End Market1

Asia Electronics 2%

Solar/ Other 1%

Production 2%

15 11 26 Semiconductor

Facilities RoW

11% 9%

Mining North

6	3 9

Operations America

Aluminum

42%

45%

Europe Chemical

Countries 5 6 9 47% 42%

1	Fortheyearended December 31,2014.

1,2 Geographies Align to Create Global Leader in Silicon Metal & Alloys — Internationalization of Cost Structure


London, UK

2 Bécancour, Canada

Silicon JV	45,000 mt
GSM 51% or	23,000 mt
Dow Corning 49%	22,000 mt

3 La Malbaie, Quebec

Quartz Mine

4 Niagara Falls, NY

Silicon	27,000 mt

5 Beverly, OH

Ferrosilicon and Foundry Alloys	52,000 mt
Silicon	25,000 mt
or Ferrosilicon	40,000 mt

6 Alloy, WV

Silicon JV	72,000 mt
GSM 51% or	36,700 mt
Dow Corning 49%	35,300 mt

7 Corbin, KY (Alden Resources)

Specialty Coal & Preparation Plant	2.5 mil tons

8 Aurora, IN

Fluorspar	65,000 mt

9 Billingsley, AL

Quartz Mine

10 Bridgeport, AL

Ferrosilicon	35,000 mt

11 Selma, AL

Silicon	24,000 mt

12 Mendoza, Argentina

Calcium Silicon, Foundry Alloys	21,000 mt
Cored Wire	24 mil meters

13 Argentina

Hydroelectric Power	12 MW

24 Hydro Plants, France

2 plants with 20MW combined capacity

23 Hydro Plants, Spain

12 plants with 192MW combined capacity

14 New Castle, South Africa

Ferrosilicon	45,000 mt

15 Police, Poland

Cored Wire	8 mil meters

16 Shizuishan, Ningxia Hui, China ("Yonvey")

Carbon Electrodes	12,000 mt

19 Serrabal, Spain

Quartz Mine

20 Sonia, Spain

Quartz Mine

21 Spain

Mina Conchitina

22 Venezuela

Quartz Mine

12 Laudun, France

Silicon	23,000 mt
Ferrosilicon	35,000 mt

13 Polokwane, South Africa

Silicon / Quartz Mine	55,000 mt

14 Rand Carbide, South Africa

Silicon	12,000 mt
Ferrosilicon	40,000 mt
Inoculants	10,000 mt

15 Venezuela

Ferrosilicon	96,000 mt
Ferro Manganese	21,000 mt
Silicomanganese	22,000 mt

16 Mangshi, China

Silicon	36,000 mt

17 SamQuarz, South Africa

SamQuarz mine

18 Esmeralda, Spain

Mina Esmeralda

2 Boo, Spain

Ferro Manganese	57,000 mt
Silicomanganese	115,000 tons

3 Cee, Spain

Ferrosilicon	18,000 mt
Ferro Manganese	55,000 mt
Silicomanganese	37,000 mt

4 Dumbria, Spain

Ferrosilicon	61,000 mt

5 Sabon, Spain

Silicon	40,000 mt

6 Monzon, Spain

Ferro Manganese	80,000 mt
Silicomanganese	80,000 mt

7 Pierrefitte, France

Inoculants	14,000 mt

8 Anglefort, France

Silicon	35,000 mt

9 Les Clavaux, France

Silicon	35,000 mt

10 Montricher, France

Silicon	33,000 mt

11 Chateau Feuillet, France

Silicon	23,000 mt
Inoculants	20,000 mt
Calcium Silicide	15,000 mt

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

Globe Operations

FerroAtlántica Operations

Combined Company Headquarters

Overlapping Countries

12

1,2 Strategic Benefits for Combined Group

Key Strategic Benefits

SiM FeSi SiMn FeMn MgFeSi CaSi Innoculants Fume Energy Coal

Products

Optimization of product flows enables faster delivery times and improved customer service

Customers

Enhanced ability to serve international customers with combined global platform Diversified customers acrossvariousend markets

Combination of two low?cost producers drives profitability through cycle

Cost Position &

Scale enhances access to, and procurement of, key raw materials Raw Materials Broader currency exposure flattens cost volatility

Combination of best?in?class engineering and operational expertise will drive synergies

Operational

Sharing of technological and operational “know?how” and best practices

Expertise

Increased efficiencies and lower cost of production across combined assets Research and development; solar applications for silicon products

3

Value Creation #1: Creating Significant Value for GSM Shareholders — Operational & Financial Synergy Potential

	SG&A / Overhead	• Consolidation of management functions • Elimination of regional offices and redundancies • Reduction in R&D	$10mm	Cost Synergies Generating Incremental ***EBITDA*** *(TEV/EBITDA Multiple)*
A	Platform Optimization	• Improved furnace operations resulting in higher output • Optimized production to better service customers • Cross-selling opportunities	+ $30mm	
	Best Practices Efficiencies[1]	• Furnace maintenance and improvements to maximize yield • Procurement/raw material integration • Electrode technology and procurement savings • By-product recovery process	+ $25mm	
+B	Financial Synergies	• Tax savings • Refinancing of existing debt • Pay-down of debt from release of working capital	$30mm	Financial Synergies Generating Incremental ***Net Income*** *(P/E Multiple)*
+C	Working Capital Release	• Improved inventory and raw materials management	Aggregate 3-Year Benefit: $100mm	Incremental ***Cash Flow***

Source: GSM and FerroAtlántica management estimates.

[1] Includes raw material integration, electrode technology, by-products recovery process, research and development and laboratory technology.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
14

Value Creation #2:

3

Significant Operating Leverage to Price and Costs

Overview of Currency Exposure

Prices $ $ / €

Costs $ €

Historical USD / EUR Foreign Exchange Rate

1.50 1.40 1.30

1.20 1.14 1.10 1.00 090. 90 0.80 Aug-2013 Dec-2013 Apr-2014 Aug-2014 Dec-2014 Apr-2015 Aug-2015

Source: Bloomberg. Marketdataasof21 ?Aug?2015

3	Value Creation #3:

Well Positioned for Continued Growth

Global platform and strong balance sheet provides significant dry powder to pursue bolt?on acquisitions to our existing business and build?up the platform

Continued distress in the broader markets provide opportunities to acquire strategic mining and processing assets —track record of positioning ourselves for follow?on accretive acquisition opportunities during market downturns

Positions the combined company to opportunistically grow the downstream platform further

4	Silicon Metal And Silicon ?Based Alloy Prices have Proven More Resilient than Other Industrial Commodities …

110%

100%

90%

(13.9)%

Value 80%

(25.0)% Indexed 70% (36.1)%

60% (40.5)%

(45.6)%

50%

(56.8)%

40%

Aug-2014 Oct-2014 Jan-2015 Mar-2015 Jun-2015 Aug-2015

Silicon Oil Iron Ore Aluminum Steel (HRC) Nickel

Source: Bloomberg. Marketdataasof21 ?Aug?2015

4	…supported by Favorable Trends and Stable Growth in Key End Markets

North American Light Vehicle Aluminum

Content as a Percent of Curb Weight 1 Consumer Goods

14.0% 13.0% Global GDP Growth Silicone End Uses

3.3% 3.2% 12.0% 10.4% 2.7% 10.0% 8.8%

~500 7.8% Pounds

8.0% 7.1% 6.9% 6.4%

77 6.0% Pounds

3.9% 4.5% 4.0% 2.0% 2.1%

2.0% Approx. 10kg of silicon metal per car

0.0% 2015E 2016E 2017E 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015E 2020E

Global Solar Demand Global Stainless Steel Consumption (Mt)

GW Silicon (Kt) 120 500 1,200 2,000 110 200 1,100

100 1,000 43.0

90 900

37.7

80 800 35.1 36.2 34.3

70 Growth driven by 700

60 600 megatrends

50 500

40 ? Availability of energy 400

30 related financing 300

20 ? Battery + storage 200

10 ? YieldCo conversions 100

? ?

2008 2009 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E 2019E 2014 2015E 2016E 2017E 2018E 2019E 2020E PV Demand Silicon

Source: Ducker Worldwide, Wall Street Research, CRU, Photon Consulting, GTM Research, EPIA, HIS, GSM Analysis, WSJ, and the World Bank

1Basedon3,6000lbsofcurbweight

4	…and Globe’s Production of Specialty Metals and Alloys

Automotive Consumer Goods

Specialty Metals and Alloys

Specialty Steel Military / Defense

5	Leading to Higher Margins Relative to Peers and …

LTM Gross Margin %

28.6%

20.2%

18.7% 18.6% 18.3%

14.3%

9.5%

Dynamic Materials Globe Materion Haynes Kaiser Carpenter Allegheny

LTM EBITDA Margin %

17.9%

13.	3% 11.8% 11.7%

9.8%

7.4%

7.3%

Globe Haynes Carpenter Kaiser Dynamic Materials Allegheny Materion

Source: Bloomberg. Marketdataasof21 ?Aug?2015

5

...And Stronger Financial Performance Relative to Peers


GSM vs. Specialty Metals Peers
LTM Inventory Turnover
LTM ROIC
Net Debt / Total Assets
YoY Sales Growth
LTM Adj. EBITDA Margin
LTM Gross Margin %
Capacity Utilization


GSM vs. Other Metals Peers
LTM Inventory Turnover
LTM ROIC
Net Debt / Total Assets
YoY Sales Growth
LTM Adj. EBITDA Margin
LTM Gross Margin %
Capacity Utilization

Source: Bloomberg
Note: Specialty Metals Peers include GrafTech, Haynes International, Allegheny Technologies, Carpenter Technology, Dynamic Materials and RTI International
Other Metals Peers include Century Aluminum, Cliffs Natural Resources, Kaiser Aluminum, Worthington Industries, Steel Dynamics, Alcoa, AK Steel, Commercial Metals, and Materion.
ROIC defined as Adj. EBIT x (1-Tax) / (Net debt + Shareholders' equity); blue bar represents Globe's relative performance to its peer group.
LTM as of June 30, 2015.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
21

5

Strong Balance Sheet to Fund Opportunities

Combined —Pro Forma for the Transaction ($mm)

Net Debt $474mm 1 $(20)mm $380mm 4 Net Working Capital $580mm 2 $111mm $691mm LTM EBITDA $206mm 3 $143mm $404mm 5

Net Leverage Metric

Net Debt / LTM EBITDA

2.3x

NM

0.9x 6

Notes: Balances shown for Globe are as of June 30, 2015 from the 10K Annual Report

1	Net debt balance shown for FerroAtlántica as of December 31, 2014 per the F?4 filing in USD

2 Net working capital calculated as inventory plus accounts receivables less accounts payables; balances shown for FerroAtlántica are as of December 31, 2014 per the F?4 filing in USD

3 Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

4 Based on maximum FerroAtlántica closing net debt balance of €351mm per Business Combination Agreement, converted at F/X rate of 1.14

5	Combined LTM EBITDA Includes $55mm in first year synergies
6	Basedon combined LTMEBITDA including $55mmoffirstyear synergies

5	Benefits from Working Capital Velocity —Significant Opportunity to Release Cash

($mm)

Accounts Receivable $297mm $55mm Inventory $439mm $120mm Accounts Payable $156mm $64mm

Selected Working Capital Ratios

Days Sales Outstanding 74 25 Inventory Turns 2.0 5.4 Days Payable Outstanding 64 36

Note: Balances shown for FerroAtlántica are as of December 31, 2014 per the F?4 filing in USD, except where noted. Balances shown for Globe are as of June 30, 2015 from the 10K Annual Report.

5 FerroAtlántica's Energy Division Provides a Key Advantage and Additional Profit Center/Opportunity to Unlock Value

Key Characteristics

- Largest independent hydroelectric power producer in Spain and France, with an installed capacity totaling c.210MW
  - Average annual output of 600 GWh
- 19MW of new hydro power currently under construction in Spain
  - Production will commence during 1Q 2016
- Energy Division provides a power hedge and profit center

Key Statistics[1]

Key Financials	Revenue	$47mm
	EBITDA	$25mm

Power Plants



FerroAtlántica
1 4 6 2 3 5 7
Hidro Nitro
8 10 9 12 11
FerroPem
14 13

FerroAtlántica (148 MW installed)

#	Plant	Location	Capacity
1	Castrelo	A Coruña (Castrelo)	28.7
2	Puente Olveira	A Coruña (Castrelo)	2.7
3	Carantoña	A Coruña (Pasarela)	5.0
4	Santa Eugenia I	A Coruña (Ezaro)	49.1
5	Fervenza	A Coruña (A Reboira)	3.6
6	Santa Eugenia II	A Coruña (Ezaro)	49.1
7	Novo Pindo	A Coruña (Ezaro)	9.8

Hidro Nitro (44 MW installed)

#	Plant	Location	Capacity
8	Barasona	Huesca (Graus)	22.1
9	El Ciego	Huesca (Estada)	2.7
10	Arias I	Huesca (Somontano de Barbastro)	6.4
11	Arias II	Huesca (Somontano de Barbastro)	6.4
12	Ariéstolas	Huesca (Somontano de Barbastro)	6.1

FerroPem (20 MW installed)

#	Plant	Location	Capacity
13	St.Béron	St.Béron	13.7
14	Villalongue	Pierrefite	6.0

Note: Energy division includes the hydro power assets and the gas and electricity trading arm of Grupo Villar Mir.

[1] Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

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GRUPO FerroAtlántica
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5

FerroAtlantica's Energy Division Provides a Key Advantage and Additional Profit Center / Unlocking of Value



Hydroelectric plants sell power into grid



Facilities purchase power from grid



- Owned hydroelectric plants provide flexibility
- All hydroelectric plants can regulate flows — build up water levels in reservoirs during period of low power prices
- Release water for power generation during higher power pricing periods and sell to the grid

- Ability to manage the difference between buying off the grid and then selling power at rates better than what facilities could purchase
- Internal power trading platform manages flows

- Proprietary technology allows for interruption at facilities
- Can immediately shut down production during peak hours and restart during cheaper power periods

Energy Division provides a power hedge and profit center (EBITDA of $25 million[1])

Source: FerroAtlántica management information and financial reports.

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6	Strong Track Record of Growth During Market Downturns —Uniquely Positioned to Capitalize on Growth Opportunities

Previous Previous Current 1,710 Investment Period Investment Period Investment Period

Acquired GMI, Acquisition of Acquisitions of Acquisition of including Selma, AL, Mendoza and San Yonvey, China; Core Siltech, South Africa

1,520

Niagara, NY, and Luis, Argentina; and Metals, AL; MPM, IN; Beverly, OH facilities Camargo, Brazil Alden, KY1; Becancour, Canada 2 1,330 Subsequent

Combination Mining acquisitions of Alloy, Agreement with & WV, Alabama Sand& FerroAtlántica

1,140 Gravel, AL, and Alloy

Metals Power Index 950 ite Compos 760

TSX 570 Acquired FerroVen, / Rocas Arcillas y

Minerales, Pechiney S&P Électrométallurgie 380 (FerroPem and Silicon Smelters)

190 Acquired SamQuartz, South Acquired Rand Africa Carbide , South Africa 0 and Mangshi, China

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Source: Bloomberg. Market data as of 21?Aug?2015

1	Initial discussions commenced in 3Q10; acquisition announced 2Q11
2	Initial discussions commended 4Q11;DIP financing inJan.2012; acquisition announced Apr.2012

Compelling Value Proposition for GSM Shareholders

Positions combined company as a leading international producer of silicon metal with

Global Producer

c.$2.2bn in revenues and pro forma leverage of 0.9x 1

Enhanced Platform Enhanced product offering and diversified production base with broader geographic reach

Optimized vertical integration with high quality raw materials to generate substantial operating and financial synergies Transaction expected to be accretive to GSM earnings per share from year one post completion

Strategically positioned to benefit from fast?growing end markets, and financial structure to deliver further growth

Improved cash generation — supports shareholder friendly policies

1	Based on LTM EBITDA, and year 1 synergies.

Transaction Update –On Track for Q4 Close

Recent Developments:

? F?4 effective as of August 11th

? Initial integration planning:

? Site visits to FerroAtlántica plants

? Site visits to GSM plants

? Financial reporting integration planning meetings

? DoJ review pending, other regulatory approvals received

? Shareholder Meeting currently scheduled for September 10th

Favorable Recommendations to Vote ‘FOR’ the Deal

ISS Proxy Advisory Services

Egan?Jones

Glass, Lewis & Co.

Adoption of

Combination FOR FOR FOR Agreement

Adjournment FOR FOR FOR

Advisory Vote FOR FOR AGAINST

Source: ISS Proxy Advisory Services Report, August 27, 2015; Egan?Jones Proxy Report, August 27, 2015; Glass, Lewis & Co, August28, 2015

Appendix

FerroAtlántica: Key Facts

Electrometallurgy

- **A global leader in silicon metal production**
- **Financials: Revenue €1,107mm ($1,399mm), EBITDA €143mm ($181mm)[1]**
- **15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1)**
- **46 furnaces: total installed power of 1,024 MW**
- **Production capacity exceeds 1 million tons/year**
  - SiM (290,000 tons/year)
  - SiMn (250,000 tons/year)
  - FeMn (210,000 tons/year)
  - FeSi (250,000 tons/year)
  - MgFeSi / Inoculants (44,000 tons/year)
  - CaSi (15,000 tons/year)
- **Annually, produces 171,000 tons of Microsilica and 42,000 tons of Söderberg Paste**
- **Research and development production of photovoltaic-grade Silicon Metal**

Energy

- **A leading independent hydroelectric energy producer in Spain**
- **Financials: Revenue €38mm ($47mm), EBITDA €20mm ($25mm)[1]**
- **Also maintains presence in France**
- **Operates 14 hydroelectric plants in Spain and France**
  - 7 in Galicia, on Rivers Xallas and Grande
  - 5 in Aragón, on Rivers Cinca and Esera
  - 2 in French locations of Saint-Béron and Villelongue
- **Total installed capacity: 210 MW**
- **Annual average production: 650 million KWh**
- **Two reservoirs with combined capacity of 120 million m^3**

[1] Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

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Global Silicon Consumption to Grow by ~6% Per Annum

kMT

3,000 2,500 2,000 1,500 1,000 500

0

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E 2019E

Source: CRU

Silicon End Uses

Silicones (50% Of Silicon Metal Consumption)

750,000 tons consumed by silicones industry

GDP + 4% growth –NA silicones facilities running at full capacity

Paint

Weather Stripping Dashboard

Cables

Grout Sealants

Tires Coatings

Caulking Shampoo Cosmetics

Note: %ofsalesfigures represent industry estimates of western world consumption, For additional detailon silicones end markets, visit www.silicones. eu

Silicon End Uses

Aluminum (40% of Silicon Metal Consumption)

Silicon metal required in aluminum as a strengthener and alloying agent to improve castability and minimize shrinking and cracking Significant growth expected in silicon?intensive aluminum wheels to meet EPA regulations for the trucking industry (aluminum wheels average 7.5% silicon content by weight) Aluminum provides a lighter weight alternative to steel Aluminum demand has increased at a 5%+ CAGR for the past 20 years

Global Primary Aluminum Demand

(000s tons)

55,000 50,000 45,000 40,000 35,000 30,000 25,000 20,000 15,000 10,000

5, 000

0

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E2015E

North American Light Vehicle Aluminum Content asa Percent ofCurbWeight

14.0%

13.0%

12.0%

10.4%

10.0%

8.8% ~500

7.8% Pounds

8.0% 7.1%

6.9% 6.4%

6.0%

77 4.5%

Pounds

3.9% 4.0% 2.1% 2.0%

Approx. 10kg of silicon metal per car

2.0%

0.0%

1970 1975 1980 1985 1990 1995 2000 2005 2010 2015E 2020E

Source: Bloomberg and Street research Source: Ducker Worldwide

Note: Basedon3,600 lbsofcurbweight

Silicon End Uses

Solar (10% of Silicon Metal Consumption)

Continued decreases in solar wafer and module prices stimulating demand and taking market share away from thin film makers (e.g. Solyndra) Global solar related silicon demand to double, exceedin g 700,000 tons by 2016 Projections have been consistently beaten by actual growth

Global Solar Demand 2008 Projections vs. 2012 Projections

MW Silicon Tons

70,000 800,000

700,000 Solar 60,000

Installation

50,000 600,000

500,000 Solar 40,000 Panel 400,000 30,000 300,000 Solar Cell

20,000 200,000

10,000 Wafer 100,000

0 0

20002001200220032004200520062007200820092010201120122013201420152016

Polysilicon

2008 Estimates (Photon) Actual MW

Actual Silicon (tons) 2012 Estimates MW 2012 Estimates Silicon (Tons)

Silicon

Source: Credit Suisse, CRU, Photon Consulting, GTM Research, EPIA,HIS,GSM Analysis, and WSJ

Silicon End Uses

Semiconductors

Silane gas is an essential material used in the production of semi?conductors and LCD display panels

The three strongest demand areas for semiconductors will be NAND flash, logic application specific integrated circuits, and microprocessors

– NAND and ASIC demand will be driven by media tablets and smartphones

– Microprocessor growth will be driven by demand for computers, tablets, and smart phone devices

Semiconductor Revenue ($ in Bn) $400

$350 $300 $250

$200

2011 2012 2013 2014 2015 2016

Source: IHS

Silicon End Uses

New Applications & Products

Example: Silicon Anode Lithium ?ion Battery

Greater energy storage capabilities

Allows for smaller sizes batteries for electronic devices and electric cars Energy storage for renewable energy sources

Silicon Alloys End Uses

Steel (Electrical Steel)

Technical expertise

Steel

Just?in?time delivery

Used in the manufacture of high grade steel Produces lump, powder and cored wire forms

Commodity Specialty

Used in production High grade of carbon steels, specifications stainless steels and Requires technical other steel alloys know?how Product/Market: electrical steel and motor laminates (auto)

Silicon Alloys End Uses

Foundry Products

Foundry

Magnesium Ferrosilicon (MgFeSi)

Ductile Iron Castings Ductile Iron Pipe

Used in applications Water transmission where strength and formability are required

? Automotive components

Manganese Alloys and FeSi at a Glance

Ferroalloys are an essential input for the steel industry

- Ferroalloys are alloys of iron that contain a significant amount of one or more other non ferrous elements, such as manganese, silicon and chromium
- Manganese ferroalloys are used to increase the strength and elasticity of steel
- The evolution of the steel demand is the primary driver of manganese ferroalloy demand
  - ✓ c.10 kg of Mn alloys are required to enhance a ton of steel
- Over 90% of the world's manganese ferroalloy production is used for steel production



Manganese Ore
>90%
<10%
Feedstock for Ferroalloys
Other
Ferroalloys
>90%
<10%
Steel
Other
HC FeMn
MC FeMn
SiMn

Total Ferroalloys Demand

Surface critical flat steel products
Some long products

Examples

Consumer appliances
API[a] tube and pipe; rails
Automotive body sheet

Stainless steel, carbon steel, and various other steel alloys

Examples

Standard Steel Pipes
Specialty Steel Ductile iron



FeMn 24%
FeSi 31%
Ferroalloys
Total demand 2013: 25.7 mt
SiMn 45%

Long steel products
Non-surface critical flat products

Examples

Construction steels
Unexposed car parts

Note: FeMn includes HC FeMn and refined FeMn; FeSi on contained Si basis
(a) American Petroleum Institute
Source: CRU, CPM, K.Fowkes, Hatch, Macquarie Research

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